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                           June 3, 2021

       Mitchell Levine
       Chief Financial Officer
       OncoCyte Corp
       15 Cushing
       Irvine, California 92618

                                                        Re: OncoCyte Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-256650

       Dear Mr. Levine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Richard S. Soroko